UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under Forms 20-F and 6-K, respectively. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of these additional disclosures follow herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2017 of UBS Group AG and UBS AG, filed with the SEC on 9 March 2018.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) in Swiss francs, the presentation currency of UBS AG, and translated into US dollars.

	As of
	31.12.17		30.9.17
in million	CHF	USD	CHF	USD
Debt:
Short term debt issued¹	78,219	80,242	76,404	78,896
Long term debt issued²	76,031	77,998	71,999	74,347
Total debt issued	154,251	158,240	148,404	153,243
Equity attributable to UBS AG shareholders	50,718	52,030	53,246	54,983
Equity attributable to preferred noteholders	0	0	687	709
Equity attributable to non-controlling interests	57	59	56	58
Total capitalization	205,026	210,328	202,393	208,993

1 Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining contractual maturity of less than one year without considering any early redemption features.    2 Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining contractual maturity of more than one year without considering any early redemption features.

Swiss franc (CHF) amounts as of 31 December 2017 have been translated into US dollars (USD) at the rate of CHF 1 = USD 1.02586 (the exchange rate in effect as of 31 December 2017), and CHF amounts as of 30 September 2017 have been translated into USD at the rate of CHF 1 = USD 1.03261 (the exchange rate in effect as of 30 September 2017).

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

Date:  March 9, 2018